Exhibit 99.1

Stifel Nicolaus Canada Inc. 145 King Street West, Suite 300 Toronto, ON M5H 1J8 Tel: (416) 367-8600 Fax: (416) 943-6160

February 7, 2023

The Board of Directors

Hut 8 Mining Corp.

24 Duncan Street, Suite 500

Toronto, ON

M5V 2B8

Dear Sirs / Madams:

Stifel Nicolaus Canada Inc. ("Stifel GMP", “we” or “our”) understands that Hut 8 Mining Corp. (“Hut 8”) will effect a business combination with U.S. Data Mining Group, Inc. (“USBTC”) and Hut 8 Corp. (“New Hut 8”), a newly-formed Delaware-domiciled company (the transactions therein, collectively, the “Proposed Transaction”), the steps of which are set forth in the business combination agreement (the “Combination Agreement”) and pursuant to which, among other things, (i) the holders of common shares of Hut 8 will exchange their shares of Hut 8 for common stock of New Hut 8 on the basis of the Hut Exchange Ratio (as defined in the Combination Agreement) of 0.2 of a share of New Hut 8 common stock for each common share of Hut 8, having the effect of consolidating the common shares of Hut 8 on a 5:1 basis; and (iii) the holders of common stock and preferred stock of USBTC will exchange their shares of USBTC for common stock of New Hut 8 on the basis of the USBTC Exchange Ratio (as defined in the Combination Agreement) of 0.6716 of a share of New Hut 8 common stock for each share of USBTC common stock and preferred stock, which incorporates the effect of the consolidation of the common shares of Hut 8. We understand that based on the issued and outstanding securities of each of Hut 8, USBTC and New Hut 8 as of the date hereof, upon completion of the Proposed Transaction, the existing shareholders of Hut 8, and the existing preferred and common stockholders of USBTC (on an as-converted basis), will each own 50% of the common stock of New Hut 8 (calculated on a fully-diluted in-the-money basis).

Stifel GMP’s Engagement

Hut 8 initially contacted Stifel GMP regarding a potential advisory engagement on November 20, 2022, though the parties had more general discussions prior to that date. The Board of Directors of Hut 8 (the “Board”) formally retained Stifel GMP to act as its exclusive financial advisor in respect of the Proposed Transaction pursuant to an engagement letter (the “Engagement Letter”) dated as of January 9, 2023. Pursuant to the Engagement Letter, Stifel GMP has agreed to, among other things, deliver, at the request of the Board, an opinion (the “Opinion”) as to whether the USBTC Exchange Ratio is fair, from a financial point of view, to Hut 8. Pursuant to the Engagement Letter, on February 6, 2023, Stifel GMP delivered to the Board its verbal opinion that, subject to certain assumptions, limitations and qualifications, the USBTC Exchange Ratio is fair, from a financial point of view, to Hut 8.

The Engagement Letter provides that Stifel GMP will be paid by Hut 8 for the services provided thereunder, including for the delivery of the Opinion, as well as reimbursement of certain legal and out-of-pocket expenses. A substantial portion of the fees payable to Stifel GMP are contingent on completion of the Proposed Transaction or an alternative transaction. In addition, Stifel GMP and its affiliates and their respective directors, officers, employees, shareholders, partners and duly authorized agents are to be indemnified by Hut 8 under certain circumstances from and against certain liabilities arising out of the performance of professional services rendered to Hut 8.

Stifel GMP has not been engaged to prepare, and has not prepared, a formal valuation or appraisal of Hut 8 or USBTC, or any of their respective assets, securities or liabilities (whether on a standalone basis or as a combined entity), and the Opinion should not be construed as such. Stifel GMP was similarly not engaged to review any legal, tax, regulatory or accounting aspects of the Proposed Transaction and, accordingly, expresses no views thereon. Stifel GMP’s engagement does not include, and this Opinion should not be considered to represent, a formal valuation under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Credentials of Stifel GMP

Stifel GMP is a leading independent Canadian investment dealer focused on investment banking and institutional equities for corporate clients and institutional investors. As part of our investment banking activities, we are regularly engaged in the valuation of securities in connection with mergers and acquisitions, public offerings and private placements of listed and unlisted securities and regularly engage in market making, underwriting and secondary trading of securities in connection with a variety of transactions. Stifel GMP is not in the business of providing auditing services and is not controlled by a financial institution. Stifel GMP and Stifel FirstEnergy are brand names of Stifel Nicolaus Canada Inc.

The Opinion expressed herein represents the opinion of Stifel GMP and the form and content hereof has been approved for release by a group of professionals of Stifel GMP, each of whom is experienced in merger, acquisition, divestiture, restructuring, valuation and fairness opinion matters.

Independence of Stifel GMP

Neither Stifel GMP, nor any of its affiliates, is an insider, associate or affiliate (as such terms are defined in the Securities Act (Ontario) (the “Act”)) of Hut 8, USBTC or New Hut 8, or any of their respective associates or affiliates (collectively, the "Interested Parties").

Neither Stifel GMP nor any of its affiliates have been engaged to provide any financial advisory services nor have they participated in any financings involving the Interested Parties in the two years prior to initial contact in connection with this engagement, other than: (i) acted as co-lead underwriter on Hut 8’s June 2021 unit financing for gross proceeds of C$115,000,000, (ii) acted as co-manager on Hut 8’s September 2021 common share financing for gross proceeds of US$172,560,375, (iii) acted as financial advisor to Hut 8 in connection with their January 2022 acquisition of the cloud and colocation data center business from TeraGo Inc., (iv) acted as agent and joint-bookrunner in connection with Hut 8’s August 2022 at-the-market equity program, and (v) advised USBTC in connection with a January 2022 proposed financing that was not completed and for which Stifel GMP collected no fees.

There are no understandings, agreements or commitments between Stifel GMP and any Interested Parties with respect to any future business dealings. Stifel GMP may, however, in the future in the ordinary course of business seek to perform financial advisory services for any one or more of them from time to time. In the ordinary course of its business, Stifel GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have, today, or in the future, positions in the securities of Hut 8, USBTC or New Hut 8 and, from time to time, may have executed or may execute transactions on behalf of Hut 8, USBTC or New Hut 8 or other clients for which it received or may receive compensation. In addition, as an investment dealer, Stifel GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including research with respect to Hut 8, USBTC or New Hut 8 and/or their respective affiliates or associates.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Combination Agreement dated February 2, 2023;

2.	a draft of the plan of arrangement dated February 2, 2023;

3.	certain publicly available information relating to the business, operations, financial condition and security trading history of Hut 8, USBTC and New Hut 8, as applicable, and other selected companies we considered relevant;

4.	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of Hut 8, USBTC and New Hut 8, as applicable, relating to the business, operations and financial condition of Hut 8, USBTC and New Hut 8, as applicable;

5.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of Hut 8 and USBTC;

6.	discussions with management of Hut 8 relating to Hut 8, USBTC and New Hut 8’s current business, plan, financial condition and prospects;

7.	public information with respect to selected precedent transactions we considered relevant;

8.	various reports published by equity research analysts and industry sources we considered relevant;

9.	a certificate with respect to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of Hut 8 (the “Hut 8 Certificate”); and

10.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

Stifel GMP did not meet with the auditors of Hut 8 or USBTC and, as stipulated below, has assumed, without independent investigation, the accuracy and fair presentation of the audited financial statements of Hut 8 and USBTC and the reports of the auditors thereon, and of the unaudited interim financial statements of Hut 8 and USBTC.

Stifel GMP has not, to the best of its knowledge, been denied access by Hut 8 to any information requested by Stifel GMP.

Assumptions and Limitations

With Hut 8’s approval and as provided for in the Engagement Letter, Stifel GMP has relied upon and has assumed, without independent investigation, the completeness, accuracy and fair presentation of all financial, technical and other information, data, documents, advice, opinions, budgets, projections, estimates, forecasts, representations and other materials obtained by Stifel GMP from public sources, including information relating to Hut 8, USBTC, New Hut 8 and the Proposed Transaction, or provided to Stifel GMP by Hut 8, USBTC and their respective affiliates or advisors or otherwise pursuant to our engagement (collectively, the “Information”) and the Opinion is conditional upon such completeness, accuracy and fair presentation. Subject to the exercise of professional judgment and except as expressly described herein, Stifel GMP has not attempted to verify independently the accuracy or completeness of any such Information. Furthermore, Stifel GMP has not assumed any obligation to conduct, and has conducted only very limited, physical inspections of the properties or facilities of Hut 8 or USBTC.

The Hut 8 Certificate includes, among other things, representations that: (i) the Information provided to Stifel GMP orally by, or in the presence of, an officer or employee of Hut 8 or any of its subsidiaries or in writing by Hut 8 or any of its subsidiaries or any of its or their representatives in connection with our engagement was, at the date the Information was provided, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act); and (ii) since the dates on which such Information was provided to Stifel GMP, except as disclosed in writing to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Hut 8 or any of its subsidiaries, and no change has occurred in such Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

The Opinion is rendered as of February 7, 2023 on the basis of securities markets, economic, financial and general business conditions prevailing as at such date, and the condition and prospects, financial and otherwise, of Hut 8 and USBTC as they were reflected in the Information and as they were represented to Stifel GMP in discussions with the management of Hut 8 and USBTC. In rendering the Opinion, Stifel GMP has assumed that there are no material changes or material facts relating to Hut 8 or USBTC, or their respective businesses, operations, capital or future prospects which have not been generally disclosed. Any changes therein may affect the Opinion and, although Stifel GMP reserves the right to change or withdraw the Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update the Opinion after the date hereof. We have also assumed that the executed Combination Agreement, along with any ancillary documents to be entered into by Hut 8, USBTC or New Hut 8 in connection with the Proposed Transaction, will not differ in any material respect from the drafts of such documents that we have reviewed. Other than as authorized below, any reference to the Opinion or the engagement of Stifel GMP by Hut 8 is expressly prohibited without the express written consent of Stifel GMP.

Stifel GMP is not a legal, tax, accounting or regulatory advisor or expert. Stifel GMP is a financial advisor only and has relied upon, without independent verification, the assessment of Hut 8 and USBTC and their respective legal, tax, accounting and regulatory advisors with respect to legal, tax, accounting and regulatory matters. Stifel GMP has not made any independent valuation or appraisal of the assets or liabilities of Hut 8 or USBTC, nor has Stifel GMP been furnished with any such appraisals. As such, Stifel GMP was not engaged to review any legal, tax, accounting or regulatory aspects of the Proposed Transaction and accordingly expresses no view thereon. The Proposed Transaction is subject to a number of conditions outside the control of Hut 8 and USBTC, and Stifel GMP has assumed that all conditions precedent to the completion of the Proposed Transaction can and will be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification and that the Proposed Transaction can and will be completed as currently planned without additional material costs or liabilities to Hut 8 or USBTC. Stifel GMP has also assumed that the Proposed Transaction will be completed in accordance with the terms and conditions of the Combination Agreement without waiver of, or amendment to, any term or condition that is any way material to our analyses or the Opinion, that the Proposed Transaction will be completed in compliance with applicable laws and that the disclosure relating to Hut 8, USBTC and the Proposed Transaction in any disclosure documents will be accurate and will comply with the requirements of applicable laws. In rendering the Opinion, Stifel GMP expresses no view as to the likelihood that the conditions respecting the Proposed Transaction will be satisfied or waived or that the Proposed Transaction will be implemented on a timely basis or at all. The Opinion does not address the relative merits of the Proposed Transaction as compared to other transaction or business strategies that might be available to Hut 8 or Hut 8’s underlying business decision to effect the Proposed Transaction. The Opinion does not constitute a recommendation as to how the Board or any Hut 8 or USBTC shareholder should vote or act in any matter relating to the Proposed Transaction.

Stifel GMP believes that the analyses and factors considered in arriving at the Opinion must be considered as a whole and are not amenable to partial analyses or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. In arriving at the Opinion, Stifel GMP has not attributed any particular weight to any specific analysis or factor but rather based the Opinion on a number of qualitative and quantitative factors deemed appropriate by Stifel GMP based on Stifel GMP’s experience in rendering such opinions.

In our analyses and in connection with the preparation of the Opinion, Stifel GMP made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. While, in the professional opinion of Stifel GMP, the assumptions used in preparing the Opinion are reasonable in the current circumstances, some or all of these assumptions may prove to be incorrect. We also considered several methodologies, analyses and techniques and used a combination of those approaches in order to produce the Opinion.

The Opinion only considers the USBTC Exchange Ratio as applied to USBTC Options (as defined in the Combination Agreement) that have vested and are in-the-money as of the date hereof. Any USBTC Options that remain either unvested or out-the-money as of such date are specifically excluded from the conclusions reached in this Opinion.

The Opinion is provided to the Board for its use in considering the Proposed Transaction. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Hut 8 circular to be prepared in connection with the Proposed Transaction or any registration statement on Form S-4 that may be filed by New Hut 8 with the U.S. Securities Exchange Commission in connection with New Hut 8 becoming a new pubic company, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

Conclusion and Fairness Opinion

Based upon and subject to all of the foregoing and such other matters as we have considered relevant, Stifel GMP is of the opinion that, as at the date hereof, the USBTC Exchange Ratio is fair, from a financial point of view, to Hut 8.

Yours very truly,

/s/ Stifel Nicolaus Canada Inc.